MARCH 04, 2015 / 02:00PM GMT, SSP - Q4 2014 E. W. Scripps Co Earnings Call

Filed by The E. W. Scripps Company
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Act of 1934

Subject Company: The E. W. Scripps Company
Commission File No.: 333-200388
Date: March 4, 2015

THOMSON REUTERS STREETEVENTS
EDITED TRANSCRIPT
SSP - Q4 2014 E. W. Scripps Co Earnings Call

EVENT DATE/TIME: MARCH 04, 2015 / 02:00PM GMT

MARCH 04, 2015 / 02:00PM GMT, SSP - Q4 2014 E. W. Scripps Co Earnings Call

CORPORATE PARTICIPANTS
Carolyn Micheli The E.W. Scripps Company - VP, Corporate Communications and IR
Tim Wesolowski The E.W. Scripps Company - SVP, CFO, and Treasurer
Brian Lawlor The E.W. Scripps Company - SVP, Television
Rich Boehne The E.W. Scripps Company - Chairman, President, CEO
Adam Symson The E.W. Scripps Company - SVP and Chief Digital Officer
Tim Stautberg The E.W. Scripps Company - SVP, Newspapers

CONFERENCE CALL PARTICIPANTS
Craig Huber Huber Research Partners - Analyst
Lance Vitanza CRT Capital Group - Analyst
Michael Kupinski Noble Financial Group - Analyst
Tracy Young Evercore ISI - Analyst
Barry Lucas Gabelli & Co. - Analyst
Brian Warner Performance Capital llc - Analyst
Edward Atorino The Benchmark Company - Analyst

PRESENTATION

Operator

Ladies and gentlemen, thank you for standing by. Welcome to the Scripps fourth-quarter earnings conference call. At this time, all participants are in a listen-only mode. Later we will conduct a question-and-answer session. Instructions will be given at that time. (Operator Instructions) As a reminder, your conference is being recorded.

I would now like to turn the conference over to your host, Ms. Carolyn Micheli. Please go ahead.

Carolyn Micheli - The E.W. Scripps Company - VP, Corporate Communications and IR

Thank you, Lois. Good morning, everyone, and thank you for joining us for a recap of the E.W. Scripps Company's fourth-quarter results. We are going to start this morning with Scripps CFO and Treasurer Tim Wesolowski, who will provide details on our fourth-quarter results.

Then Senior Vice President of Television Brian Lawlor will give a few fourth-quarter division highlights and a bit of color on this quarter. And finally, CEO Rich Boehne will update you on our pending transaction with Journal Communications and what's ahead for 2015. Then we'll open up the lines for your questions. Also in the room are Tim Stautberg, who heads our newspaper division, and Adam Symson, our Chief Digital Officer.

A reminder that this conference call and webcast includes forward-looking statements and actual results may differ. Factors that may cause them to differ are outlined in our SEC filings.

You can visit scripps.com for more information, such as today's release and financial tables. You also can sign up to receive emails anytime we disclose financial information and you can listen to an audio replay of this call. The link to the replay will be up there this afternoon and available for a week.

Now here is Tim Wesolowski.

MARCH 04, 2015 / 02:00PM GMT, SSP - Q4 2014 E. W. Scripps Co Earnings Call

Tim Wesolowski - The E.W. Scripps Company - SVP, CFO, and Treasurer

Good morning and thank you for joining us. Before I discuss our fourth-quarter performance, I'd like to say a few words about the timing of our transaction with Journal Communications.

We are still on track to close early in the second quarter, probably very early. And once we pass our close date, Scripps will be moving forward as a financially flexible company with a strong balance sheet, more cash flow, a portfolio of terrific television and radio markets, and respected local and national digital brands. We expect to continue to grow organically as well as through strategic acquisitions. Rich will discuss the Journal deal in more detail shortly.

But first, I want to walk through our fourth-quarter results. Of course, a big driver was political advertising. We gave away the punch line on our November call when we reported our final political ad revenue number. We held our call a few days after the election ended and told you that the 2014 midterm election generated $85 million for Scripps.

It was a bit less than we had hoped. We modeled an additional $10 million from a competitive governor's race in Ohio that never happened. Some other races were more competitive than we anticipated, but they did not make up for the shortfall in Ohio. But overall, we were pretty pleased with the amount of political ad revenue and its contribution to our bottom line.

The midterm elections again validated the power of broadcast television to connect candidates with voters. We are now focused on the tremendous opportunity of the 2016 election.

In the fourth quarter alone, political spending was $33 million. In addition, retransmission revenue for the quarter was up more than 40% to $15.8 million. Those two factors were the big contributors to the 28% jump in our television revenue for the quarter. The two stations we acquired in June from Granite also contributed. On a same-station basis, TV revenue rose 22%.

More on television results in a moment, but first let's review the fourth-quarter consolidated results. Total revenues increased 11% to $246 million. Our cost and expenses for segments, shared services, and corporate were $199 million. That's up nearly $11 million, primarily due to the two Granite stations and about $1 million of incremental expenses to grow our digital operations by hiring salespeople and creating digital-only content.

We reported pre-tax income of $18 million in the quarter. That compares to $7 million in the 2013 quarter. The fourth-quarter 2014 pre-tax income includes $4.6 million of acquisition and integration costs for Journal transaction plus $5.8 million non-cash write-off. The write-off was primarily for our minority investment in a newspaper content business.

In the fourth quarter, net income was $15.7 million or $0.27 per share. That compares to net income in the fourth quarter of 2013 of $7.9 million or $0.14 per share. Acquisition integration costs and the investment write-offs reduced earnings per share by approximately $0.11. The tax expense for the quarter includes $4.6 million or $0.11 per share in favorable adjustments to the Company's tax reserves.

And now turning to our broadcast results. Total revenue increased 28% over fourth quarter of 2013 to $147 million. Retransmission revenue for the quarter was $16 million and it was $56 million for the year, an increase of almost one-third over 2013.

Looking ahead to 2015, we've talked about our expectations to approach $100 million on our legacy contracts alone. That does not include Journal Communications contribution or the impact of about 2 million of our cable subscribers going to market rates with Charter after the Comcast/Time Warner deal closes.

Local television advertising was down 1% in the fourth quarter; national advertising was down 8.3%. As you know, displacement from political ads played a role in the first half of the quarter. When the flood of political ads hit, our regular advertisers tend to pull back or get crowded out until the dust settles after Election Day.

MARCH 04, 2015 / 02:00PM GMT, SSP - Q4 2014 E. W. Scripps Co Earnings Call

Digital revenue in the television division grew 24% in the fourth quarter. That momentum helped drive a 15% increase in TV digital revenue for the year to $19 million.

Segment expenses rose 12% from the prior-year quarter. On a same-station basis, the increase was less than 5%. And driving the increase were higher digital costs, higher employee-related costs, and higher network fees caused by the growth in retransmission revenue. TV segment profit was $56 million in the quarter compared to $34 million in the fourth quarter last year.

Let's turn now to the newspaper division. Total revenue was $95 million, down 7.9%. Advertising and marketing services revenue was $60 million, down 9.7%. Ad revenue was weaker than we had expected, especially during the holidays.

Subscription revenue was relatively flat compared to the year-ago quarter. We are no longer seeing the boost from our subscription bundles and single copy price increases, which were introduced more than a year ago.

Classifieds were down nearly 6%, local advertising was down 8.4%, and preprint and related products were down 12% for the quarter. Digital was down 1% to $6.3 million.

Expenses for the newspaper group were $89 million. That's down 1.2% due to lower employment levels, even though severance costs were $1 million higher than fourth quarter of 2013. Fourth-quarter segment profit in the newspaper group was $6 million compared to $13 million last year.

I'd like to look at our cash position and share repurchase program. As of December 31, our cash balance was $158 million and we had $198 million of debt. That leaves us with net debt of only $40 million.

We suspended our share repurchase program when the Journal deal was announced. But before that happened, we bought 1.2 million shares for $21 million in 2014. We have $100 million left under our stock repurchase authorizations and we will be free to repurchase shares again after our transaction with Journal closes.

We're in the process of raising a $200 million in a Term Loan B to refinance Journal's debt. After all the ins and outs related to the close, we expect our net leverage to be about 2 times. We also will increase our committed revolver by $25 million to $100 million. That will leave us with more than $200 million of liquidity as we close the merger with Journal.

And there's some breaking news on the financing. Yesterday, S&P gave us an upgrade to BB flat with a stable outlook and we are pleased with that outcome. And finally, due to the timing of the proposed closing of the Journal transaction, we are not issuing first-quarter or full-year 2015 guidance today. But we will spend a lot of time walking through second-quarter and the full-year guidance for the new Scripps when we share first-quarter results with you in May.

And now here is Brian to give you some additional color on the TV group.

Brian Lawlor - The E.W. Scripps Company - SVP, Television

Thank you, Tim. I'd like to start by saying that we are extremely pleased to have renewed our affiliation agreement in December with the ABC Network. Our new contract covers 10 of our 11 ABC stations through the end of 2019. And Buffalo was already covered through 2018.

We have a long-standing and mutually beneficial relationship with ABC, and this agreement reflects that strong bond. One of the features of this agreement is a partnership on the Watch ABC app, so viewers will connect with the streaming ABC programming through our local affiliates. This arrangement illustrates our value to ABC and helps us both meet the growing demand for the portability of video programming.

Growing our news ratings remains a top priority for the Scripp stations. In the recently completed February sweeps, our stations in several key markets posted strong ratings gains in local news time periods compared to February 2014. Morning news was particularly strong for the group compared to last February.

MARCH 04, 2015 / 02:00PM GMT, SSP - Q4 2014 E. W. Scripps Co Earnings Call

As you know, ratings growth translates to revenue growth, so we are pleased with our performance and we now have the opportunity to monetize these audience increases in the coming quarters.

As Tim said, we will not be providing guidance for the first quarter or full year 2015 today. What I can say is that the rebound that started following the election in November seems to be continuing into first quarter, driven by our two largest categories, automotive and services. We still have dollars to write for March, but January and February performed just as expected.

I would like to clarify something Tim said in his opening remarks. Tim mentioned that our 2014 midterm political election revenue was $85 million. It's actually $58 million. So just want to clarify that is $58 million, not $85 million of what we generated in political revenue last year.

As for retransmission revenue, we renewed contracts covering approximately one-third of our total subs in 2014. As we previously said, we expect the retrans revenue to be in the $100 million range in 2015. I'm happy to say our negotiations went well and we are very pleased to find the retrans market remaining healthy.

Finally, looking ahead to 2016, we expect the presidential election could drive record total political spending. And as we have often said, Scripps is well positioned to capture these dollars, with markets in Colorado, Michigan, Ohio, and Florida, and soon Nevada and Wisconsin as well as some key counties in Iowa within the Omaha DMA.

Between us, Scripps and Journal took in $141 million in 2012 political spending and we would be disappointed if we didn't see strong growth in that number in 2016. We even look forward to some early spending in 2015.

And now over to Rich.

Rich Boehne - The E.W. Scripps Company - Chairman, President, CEO

Thanks, Brian. Good morning, everybody. Many of you were with us back in July when we announced our decision to join with Journal Communications and create two new companies that are more focused on the specific dynamics of, in our case, it's Scripps, local television, radio, and digital brands, and at the new Journal Media Group, the evolution of local media brands with a print tradition.

This deal is somewhat different than the broadcast merger and acquisition activity we have become accustomed to over the past couple years. Through this deal, we both transform and expand at the same time.

The new E.W. Scripps Company will be the fifth largest independent station owner in the country. We will reach 18% of US households in some of the most attractive markets, among them Denver, Nashville, Vegas, Phoenix, Detroit, and Milwaukee. Without any doubt, we are going to have one of the most attractive geographic footprints in local television.

In addition, we will own 34 radio stations, and in 5 of our 8 markets, those stations will overlap with our TV stations in the same markets. Just as important are the market-leading digital news and information brands that will both support our radio and TV stations and also continue to emerge as the leading local brands for digital-only information consumers.

On the other side of this deal is the Journal Media Group. This company combines the award-winning Milwaukee Journal Sentinel with the Scripps newspapers in 13 markets, including the commercial appeal of Memphis, the Knoxville News Sentinel, and the Naples Daily News, a very popular community in February of any year.

This company was created with financial flexibility, a foundation of journalism excellence, and total Sunday circulation that exceeds 1 million. These transactions let us group together those two journalism platforms, broadcast and newspaper, into separate public companies that can compete and evolve.

MARCH 04, 2015 / 02:00PM GMT, SSP - Q4 2014 E. W. Scripps Co Earnings Call

As Tim mentioned when we began the call, we are nearing completion of the deal. We have passed all the regulatory hurdles and now the shareholders from both companies will vote a week from today. Assuming we receive approvals on both sides, we will move rapidly toward a close very early in the second quarter.

In the meantime, we continue to stride ahead with our many other priorities for 2015. This month marks the beginning of our fourth year of investing to build digital brands, audiences, revenue, and cash flow.

In addition, as we end our stewardship of the Scripps newspapers and their digital properties, we step up our efforts on the evolution of television with a more intense focus on the future of television technology, digital video viewing, and opportunities with streaming audio.

Most of our digital investing is done through the P&L, which we like because it's easier to ship resources and direct them to the greatest opportunities versus making a series of acquisitions that bring with them a lot of integration risk. Much of our investment has been in salespeople in local markets, mining the developing digital revenue marketplace and bringing in new advertisers incremental to what we have on air. We will continue to add salespeople, but only where we see the best opportunity for a return on that investment.

Our digital sales strategy for the Journal stations will focus first on the largest opportunities, taking advantage of the infrastructure we already have in place. Most of the Journal stations today sell primarily website display ads.

Once we own those stations, it's likely we will add digital sales managers in key markets. We also are likely to roll out a few of our existing additional revenue products in those markets, benefiting from our new and larger scale.

Now just a quick word about Newsy, which we acquired more than a year ago. We introduced the Newsy video player to our websites -- all of our local websites in the fourth quarter -- and it really helped drive growth in our digital video views.

Across all of our digital businesses, we served up more than 235 million video views and the majority of those came through Newsy's reach and all of its products. The large and growing Newsy audience gives us the opportunity to take advantage of valuable and growing preroll advertising.

In terms of our total television station website performance, our TV markets served up 230 million page views in the fourth quarter, up 8% over the prior year. For the year, the total page views from all of our TV markets were up 6% to 955 million.

One final note in the digital group regarding WCPO Insider. As you remember, this is our effort at our Cincinnati ABC affiliate to combine premium digital content with deals bundles with other goods and services that we bundle into the offer all for the local consumers.

Late last year, we introduced the ability to become a WCPO Insider subscriber, not just on the desktop, but now while using the WCPO mobile app. So someone reading a WCPO story on the app can instantly join and receive full access to our content. We're already seeing a high percentage of these readers convert to recurring monthly subscriptions.

Now this may sound like a lot of techie jargon, but the ability to do in-app purchases is a significant boost. WCPO traffic is now neck and neck with the local newspaper in the contest to lead the market place in terms of unique visitors. We were at 934,000 mobile uniques for the month of January. And just a reminder, at any time, you can go in and purchase in-app as well and boost those numbers for the month of February.

To close, I'd like to take just a quick note and let everybody know this could be our last Scripps call with Tim Stautberg. If all goes as planned with the shareholder vote next week and the deal closes soon after, Tim will soon be CEO of the new Journal Media Group based in Milwaukee and thinking about his own company's second-quarter earnings.

MARCH 04, 2015 / 02:00PM GMT, SSP - Q4 2014 E. W. Scripps Co Earnings Call

Tim has been a devoted steward of this Company's mission strategy and performance for more than 25 years. In his early years, he rotated through temporary assignments in newspapers, broadcast TV, and in our old cable systems division. Then he worked at newspapers in Denver and Redding, California, before returning home to Cincinnati to take on investor relations during a period of big strategic moves for the Company.

Then he agreed to be our CFO during the worldwide financial crisis and ultimately, he moved over to run the newspapers. The new Journal Media Group will be in great hands with Tim at the helm, but at Scripps, we will miss his broad discernment and his loyal friendship.

Now just a reminder, in Tim's honor, we will have a full quarter of newspaper results to share on our first-quarter call in May, but Tim by then will be off to his own next gig.

I think that will -- we'll stop there. And operator, I think we are ready for questions.

MARCH 04, 2015 / 02:00PM GMT, SSP - Q4 2014 E. W. Scripps Co Earnings Call

QUESTION AND ANSWER

Operator

(Operator Instructions). Craig Huber, Huber Research Partners.

Craig Huber - Huber Research Partners - Analyst

Yes, good morning. Brian, I had a question for you on television. Can you quantify for us how advertising did in the month of December? Obviously not dealing, Tim, with this political crowding-out effect then. And how did that -- can you quantify all of it the best you can how it translated into January and February?

Brian Lawlor - The E.W. Scripps Company - SVP, Television

As you would expect with all the displacement and the heavy political in the first half of the quarter, it was kind of one of those rocky quarters. October was down more than 20% in spot. Bounced right back, was about flat to prior year in November. Considering the first six, seven days of political, that was a pretty good rebound.

And then December kind of was on track with November. Just off just a couple dollars from prior year. So really in that same flat range.

I kind of said in my opening remarks, we are in a registration period, so unfortunately, I can't be as transparent with you as I have been in the past about prior year -- or current quarter pacing. But I think that we are seeing a good amount of momentum move into the first quarter. So that recovery that happened after the election has continued.

As I said in the remarks, automotive and services, which, as you know, Craig, are our two biggest categories, have really performed well in the first two months of the quarter. And so far, look to be tracking on track for that for March. So I think the recovery we saw in the back half of fourth continues into first.

Craig Huber - Huber Research Partners - Analyst

Should we assume then, Brian, your -- because your adjectives early on in your prepared remarks, it sort of sound like what you're seeing in the first couple months of this year was similar to what you saw in recovery in, you say in December. Is that a fair statement?

Brian Lawlor - The E.W. Scripps Company - SVP, Television

Yes, I think so.

Craig Huber - Huber Research Partners - Analyst

Okay. Can you just quantify for us how did auto do in December year over year, please?

Brian Lawlor - The E.W. Scripps Company - SVP, Television

It was flat in December; it was plus [10%] in November. And then it was down double digits in auto. In October, sorry.

MARCH 04, 2015 / 02:00PM GMT, SSP - Q4 2014 E. W. Scripps Co Earnings Call

Craig Huber - Huber Research Partners - Analyst

And then my other question here is is there any comments you guys can make about the $35 million of cost savings once you -- for the two combined companies once you guys finish the transaction? Is there any update you can give investors on the $35 million or is it just too early for that?

Tim Wesolowski - The E.W. Scripps Company - SVP, CFO, and Treasurer

Sure. Be glad to do that. We feel good about the synergies that we had identified when we put the deal together. We worked very closely with the Journal folks when we identified the different areas as we've continued our planning for our integration and for the closing and separation of these two companies. We've really validated everything that we saw when we put the numbers together initially and we feel good about it.

Craig Huber - Huber Research Partners - Analyst

Okay, thank you.

Operator

Lance Vitanza, CRT Capital Group.

Lance Vitanza - CRT Capital Group - Analyst

Thanks. I had a couple questions. The first on the programming expense line. As you think about what's going on with networks and so forth, the compensation there, how quickly do you expect programming expense to grow sort of just on a normalized basis, normalized same-station basis over the next five years or so?

Brian Lawlor - The E.W. Scripps Company - SVP, Television

Over the last number of years, we've been very aggressive in creating a lot of our own programming. And that has driven down our syndicated programming expenses over 30% since 2010. So we have been able to drive down that part of our programming line, and part of that has been offset by the increased payments to our network partners.

The network portion of that will continue to grow. We have a new agreement with them. But keep in mind that all of our expense growth is in line with our retrans growth and they're relatively closely tied together. And so as our retrans grows, you'll see payments to the network grow as well. But they'll kind of stay in line.

Lance Vitanza - CRT Capital Group - Analyst

Okay, great. And then a question on spectrum, which is a hot topic. The FCC is obviously on record saying what they think the spectrum in your markets is worth, and it's a pretty big number.

I gather -- I don't want put words in your mouth, but I gather from earlier calls, you think that the spectrum is worth more to you if you hold onto it. Can you talk -- if that's correct, can you talk a little bit about how you expect to ultimately use the spectrum and what the revenue model would look like?

Brian Lawlor - The E.W. Scripps Company - SVP, Television

MARCH 04, 2015 / 02:00PM GMT, SSP - Q4 2014 E. W. Scripps Co Earnings Call

Sure. I think it's very clear to us that there's not going to be any more spectrum. So spectrum will continue to increase in value. Obviously, we're taking a look at probably less focused on the opening bids that the FCC put out, but more in line with kind of the medium prices and see what that value proposition is.

But as we've said from the beginning, we launched some of the first television stations in America, we signed on with some of the very first licenses, and long term, the focus of our Company is to be a news and information provider for our local markets. And so I think we'll continue to look at the spectrum auction to see if there's any immense value for the Company that can be created.

But I think for the most part, you can expect us to continue to be in the markets that we are in now. We are working with the industry and we are an advocate for an increased standard that would give us a lot more flexibility. It would better utilize the spectrum that we have now, and therefore create new opportunities, whether it's leasing spectrum to other folks ourselves versus selling it back to the government.

There some data opportunities; there's some targeted advertising and the ability to geographically or even further target. And so I think there's increased opportunities with OTT plays and some of the programming that can be created off of our second and third channels. So I think that we are modeling a lot of those opportunities and working with the industry to see if there's ways to improve the optimization of the spectrum we have.

Lance Vitanza - CRT Capital Group - Analyst

Okay. My last question, just a housekeeping item on Granite. Could you give me the revenue contribution in terms of local, national, political, and retrans in the quarter? Or really what I'm just trying to get at is what was core ex-political growth in the quarter on a same-station basis? I know you give us the total growth on a same-station basis, but I'm looking for ex-political, ex-retrans.

Brian Lawlor - The E.W. Scripps Company - SVP, Television

For Granite only?

Lance Vitanza - CRT Capital Group - Analyst

No, just for Scripps on a same-station basis, what core revenue growth was in the -- core ad revenue growth in the quarter.

Brian Lawlor - The E.W. Scripps Company - SVP, Television

If you pull out the political, which, again, we had about $32 million in political in the quarter, our spot was down low singles. Quite frankly, it was down about $3 million. So when you think about the fact that we displaced $3 million to make $32.5 million, I think we did a pretty good job of maximizing the opportunity.

Lance Vitanza - CRT Capital Group - Analyst

Great, thank you.

Operator

Michael Kupinski.

Michael Kupinski - Noble Financial Group - Analyst

MARCH 04, 2015 / 02:00PM GMT, SSP - Q4 2014 E. W. Scripps Co Earnings Call

Thank you. You got a very nice pop in digital from your Newsy initiative. Are you seeing similar impact in 2015 from that integration, or if you can comment about what you're seeing on digital at this point?

Adam Symson - The E.W. Scripps Company - SVP and Chief Digital Officer

Thanks for the question. Yes, Newsy is doing really well right now and we continue to focus Newsy on growing the reach and the revenue for the Company as we continue to invest further into building it into a broad national consumer brand.

The first stage of that was integrating Newsy's player and products onto the Scripps platforms. We recently released the new Roku app, Amazon Fire TV app, and Android updates, which we know are continuing to reap rewards there as well.

For the year, Newsy did about 650 million video streams. That was up 34% over the prior year, and we expect that that growth will continue as we continue to invest to build that Newsy brand nationally.

Michael Kupinski - Noble Financial Group - Analyst

Perfect. And Brian, in terms of the programming initiatives, do you have any new shows or anything that you're working on at this point? Or can you just give us an update on where you are with the shows that you had launched last year?

Brian Lawlor - The E.W. Scripps Company - SVP, Television

Good to hear from you. In fourth quarter of last year -- really in September last year, we launched our fourth program that now it's distributed across a bunch of our Scripps markets. We launched a 4pm program in eight of our markets called The Now. It's kind of our first entree into a news program -- not a newscast, but localized news programming with a standard look and presentation across our markets.

We were able to decrease our syndicated expenses by another $3.2 million as a result of that investment, Mike. So that continues to have a really nice return for us already out of the gate.

We are always working on stuff. Nothing that I want to yet publicly say, but we now have four shows that are up and running. As you know Right This Minute, it is the largest. It's now distributed all over the country in 92% of the US.

And so all four of our shows in different phases. We remain very excited about the list. We are actually doing more to nationalize that show for the potential syndication down the line. So I think the shows that we have are up and running and successful, and we continue to work on quiet development behind the scenes.

Michael Kupinski - Noble Financial Group - Analyst

I know that you guys have been concentrating on [the inscription] and merger and all that sort of thing with Journal, but I was wondering if you can just talk a little bit about the capital allocation, the pipeline of acquisitions, where you are seeing more opportunities, whether it be on TV or digital, what your thoughts might be post-the merger spend.

Rich Boehne - The E.W. Scripps Company - Chairman, President, CEO

I think what you said first was most important. We have been very focused on trying to get this deal done, but we continue to look for opportunities, especially in markets where we already do business. Duopolies, second, third stations. As Brian said, looking at the opportunity to deploy spectrum and take advantage of that.

MARCH 04, 2015 / 02:00PM GMT, SSP - Q4 2014 E. W. Scripps Co Earnings Call

We look at digital opportunities as they come along, provided they are consistent with where we are focused. But our biggest effort there is investing through the P&L, building instead of buying, which we think works out. So yes, we continue to look at opportunities, but we have been probably sitting a little bit on the sidelines while we get the deal done.

Michael Kupinski - Noble Financial Group - Analyst

Okay, thanks. That's all I had. Thank you.

Rich Boehne - The E.W. Scripps Company - Chairman, President, CEO

We have a great balance sheet, so there are opportunities to show good returns, we will have opportunity right after the deal is done.

Michael Kupinski - Noble Financial Group - Analyst

Most definitely. Okay. Thanks, I appreciate it. Thank you.

Operator

Tracy Young, Evercore ISI.

Tracy Young - Evercore ISI - Analyst

Hi, I had two questions and then just one follow-up. In terms of your political, have you given pro forma for all of your stations for 2012 and also for 2010? And then also, just in terms of your cash, are there any restrictions on the cash? Thanks.

Tim Wesolowski - The E.W. Scripps Company - SVP, CFO, and Treasurer

There's no restrictions on the cash that we report on our balance sheet in the top line there. We do have about $4 million, I think, of cash that's not included in that number that's a deposit for some work comp amounts.

Tracy Young - Evercore ISI - Analyst

Okay.

Brian Lawlor - The E.W. Scripps Company - SVP, Television

On the political question, I think in the prepared remarks, we talked about that Scripps and Journal together were $141 million in 2012 and Scripps alone was $107 million.

Tracy Young - Evercore ISI - Analyst

Okay. And then do you have that number, some number including Granite for 2010?

MARCH 04, 2015 / 02:00PM GMT, SSP - Q4 2014 E. W. Scripps Co Earnings Call

Brian Lawlor - The E.W. Scripps Company - SVP, Television

For 2010, I don't have that in front of me. We can get that to you, Tracy.

Tracy Young - Evercore ISI - Analyst

Okay. Just in terms of the spectrum question again, do you expect the ATSC standard or where you expect that to be by the end of the year?

Brian Lawlor - The E.W. Scripps Company - SVP, Television

We are working on it diligently. There's a lot that has to happen and there's a lot of folks that need to come to agreement on that. So to say that we will have that completely wrapped up by the end of the year could be a stretch.

I think we all recognize timeliness is critical and this is priority, especially for those that continue -- that wish to continue in the business. And so hopefully, we are trying to advance that with the people who are looking to get out and not slowing us down. So it's complicated. But we are in very active conversations on that.

Tracy Young - Evercore ISI - Analyst

Okay. Thank you very much.

Operator

Barry Lucas, Gabelli & Company.

Barry Lucas - Gabelli & Co. - Analyst

Thanks and good morning. I have a couple today. Just getting back to digital and to Newsy, both the page views and video stream downloads are pretty impressive. I'm just wondering how do you really monetize that? And what's the different -- or is there a different profile of the advertiser who is coming to use those products? Or are they very different from your typical TV advertiser?

Brian Lawlor - The E.W. Scripps Company - SVP, Television

We monetize it in a number of different ways. In some cases, we monetize it with revenue share with our distribution partners. In other cases, we monetize it on our owned and operated platforms, selling digital advertising directly against it. We sell our digital advertising directly to agencies and brands, and we also monetize it using programmatic advertising.

And I would say really the way the digital video advertising business is evolving, it's evolving to be very similar in many ways relative to the advertisers using it as television. A lot of big brand advertisers, New York agencies, Chicago agencies, placing a great deal of money into digital video as they direct their future in terms of omnichannel buying.

Barry Lucas - Gabelli & Co. - Analyst

Thanks for that. Could you contrast that with the newspaper digital advertising, which didn't decline as much as some of your other categories, but was not a stellar performer in the quarter?

MARCH 04, 2015 / 02:00PM GMT, SSP - Q4 2014 E. W. Scripps Co Earnings Call

Brian Lawlor - The E.W. Scripps Company - SVP, Television

Sure. Newspaper digital advertising was impacted first of all by the overall advertising environment in the newspaper business. Secondly, we continue to see declines tied to what is still a very large part of that business, classified upsell. And then the other thing I would say that played into that had a lot to do with the continued sort of fragmentation of the marketplace with local advertising.

Barry Lucas - Gabelli & Co. - Analyst

Thanks. One last one for me, if I can come back, Rich, to the M&A question, capital allocation. What have you seen thus far, at least from the outside, as you look at those duopoly or course platform radio television markets? Is there enough there that would encourage you to look for more radio in existing TV markets or TV stations to other radio markets?

Rich Boehne - The E.W. Scripps Company - Chairman, President, CEO

I think first, we better run the ones we have and make sure we fully understand how it works. Brian and I together have visited most of those markets, and I think what you see is the opportunity to promote, use talent, share resources across the two.

What they don't do and they have not found to be terribly successful is trying to sell combo advertising across TV and radio. But the promotional value alone during sweeps, you get a lot of support from radio. And when radio is in periods where it has particular contests or programs going, you get support from the TV stations. That definitely makes the best use of inventory and pays off.

So we will see. We are adding one other combo market through the deal, which is Tulsa, which is a good opportunity, very strong radio stations in that market. So we will see.

As you know, and you and I together have watched the radio business consolidate over the past 20 years, and so I'm not sure we know enough yet about the radio M&A market to say where any of our interests would live. But we are very happy with the assets we have and the strategy the Journal had that we can just sort of pick up and carry forward and add at least one more market. So I guess we'll see, but I wouldn't say it's the top priority at the moment.

Barry Lucas - Gabelli & Co. - Analyst

Great. Thanks very much, Rich.

Operator

(Operator Instructions). Brian Warner, Performance Capital.

Brian Warner - Performance Capital llc - Analyst

Most of my questions were answered, but I do have one more on the spectrum issue. It seems like after most of the broadcasters were sort of very cautious on the idea of parting with any spectrum, some of them are sort of embracing the idea of channel sharing, in which case, there seems to be some school of thought that the broadcasting industry can get a lot of money as well as maintain their operations, depending upon the markets and things like that. I'm just wondering what you sort of think about that issue.

Brian Lawlor - The E.W. Scripps Company - SVP, Television

MARCH 04, 2015 / 02:00PM GMT, SSP - Q4 2014 E. W. Scripps Co Earnings Call

Look, I think channel sharing is a unique opportunity. I think it's something that really depends on the number of frequencies available in the market, where those frequencies are, what your coverage is going to be.

I think a company like ours will look at markets as being strategic versus perhaps less strategic and where some of our digital or data services can be implement it and what may be the upside of that is. So I think there's a lot to consider in that, but I would tell you, we are spending as much time looking at the channel sharing opportunity as the overall just modeling of each individual market.

And I do think to your point that channel sharing is an opportunity for a broadcaster to potentially gain some value out of the auction while staying in the business and continuing a revenue stream in perpetuity.

Brian Warner - Performance Capital llc - Analyst

Thanks so much.

Operator

Edward Atorino, Benchmark.

Edward Atorino - The Benchmark Company - Analyst

Speaking of perpetuity (laugher), newspapers seem to be out of the discussion very much. This was the worst quarter in a while. Could you go into a little bit of the reasons why? Was it just the economy? Was it real deterioration in the business so far?

And looking down the road, have you looked toward Gannett or somebody else and have you ever considered -- you probably can't answer this, but just give your thoughts on the probabilities or prospects or benefits of considering a separation of the newspapers.

Tim Stautberg - The E.W. Scripps Company - SVP, Newspapers

Was that question directed at me? I'm assuming it was around newspapers in general, but then it took a turn at the end.

Edward Atorino - The Benchmark Company - Analyst

Yes.

Tim Stautberg - The E.W. Scripps Company - SVP, Newspapers

Okay. Yes, I think if you listen to many of the peer companies that reported their fourth-quarter results already, you will see a pattern, especially for folks that operate in some of the larger markets, where some of the larger retailers pulled back, especially during the holidays. We experienced the same thing.

And I think there were a lot of changes in spending patterns by consumers, that Black Friday wasn't as pronounced as it had been. There were a lot of shifts in the way consumers expressed their spend in the holiday, and I think retailers also changed up their mix of how they allocated their dollars.

MARCH 04, 2015 / 02:00PM GMT, SSP - Q4 2014 E. W. Scripps Co Earnings Call

And when we wrapped everything up, there was a sizable shift -- I don't know that you could say it's a shift to anybody, but it certainly came out of our preprint business and some of our ROP from the larger major advertisers with us. And the disproportionate impact on our revenues came through in that fourth-quarter number.

Edward Atorino - The Benchmark Company - Analyst

Can you talk about your strategy for 2015? In the newspapers, other than tighten your belt a little bit? Or a lot?

Tim Stautberg - The E.W. Scripps Company - SVP, Newspapers

Sure, absolutely. So we've got the transaction that's on the horizon here, where Journal Media Group will be it's -- an independent newspaper brand-focused company and I can tell you that the overall cost structure that supports the Scripps newspapers will be lower in Journal Media Group than it is today.

So we are absolutely going to be operating our markets more efficiently, let's say, than is the case today. A focus on these local media enterprises with a print tradition. But we are still going to go after those relationships with advertisers in the local market where we have influence and through our consulting, have the ability to direct those dollars where there is certainly a win for the advertisers, but also an economic benefit to us.

A lot of what we have been seeing have been the result of those decisions being made far away from where we operate. We will continue to focus on those small and midsize businesses in our local markets as a recipe for success in Journal Media Group.

Edward Atorino - The Benchmark Company - Analyst

Can you talk about your circulating pricing strategy? And are you reaching the point of diminishing returns on raising prices?

Tim Stautberg - The E.W. Scripps Company - SVP, Newspapers

We look at both the rates that we are charging to our home delivery subscribers and also single copy purchases along with the value that we are providing. And we made a big push when we offered the digital platforms, the smartphone and tablet apps bundled together with home delivery, that gave us the opportunity to pass along that value in the products, but also receive additional revenue from our subscribers.

We've cycled through that. The key for us now is to continue to add value to that relationship. And that's probably the highest priority for us in Journal Media Group.

Edward Atorino - The Benchmark Company - Analyst

Okay, thanks.

Operator

(Operator Instructions). Craig Huber, Huber Research Partners.

Craig Huber - Huber Research Partners - Analyst

Yes, hi. Can you give some extra clarity, if you would, in the fourth quarter on the employee compensation cost increase year over year, with or without Granite, in the broadcasting area. And then the same question on the newspaper side. Then I have a follow-up. Thank you.

MARCH 04, 2015 / 02:00PM GMT, SSP - Q4 2014 E. W. Scripps Co Earnings Call

Brian Lawlor - The E.W. Scripps Company - SVP, Television

On the same-station side on employee comp, payroll and related as we kind of bucket it, Craig, was up about mid single digits on a same-station broadcast side.

Craig Huber - Huber Research Partners - Analyst

Same question on the newspaper side, if you have it, please.

Tim Stautberg - The E.W. Scripps Company - SVP, Newspapers

I'm trying to get -- we had some severance that was increased in the fourth quarter of this year than last. There's some ins and outs, but I think we are talking about down mid single digits on the employee cost side.

Rich Boehne - The E.W. Scripps Company - Chairman, President, CEO

So last year, it was $41.4 million and we were $38.3 million this year, which is down about 7%. And then last year, there was about $1 million of severance. This year there was -- or about $700,000. This year, there is about $1.7 million. The delta is about $1 million.

Bottom line is our headcount in terms of the number of full-time equivalent employees for the Company that we had in the fourth quarter was down about 10% this year relative to 2013.

Craig Huber - Huber Research Partners - Analyst

For the newspapers, you're saying, right?

Tim Stautberg - The E.W. Scripps Company - SVP, Newspapers

Yes.

Rich Boehne - The E.W. Scripps Company - Chairman, President, CEO

Correct.

Craig Huber - Huber Research Partners - Analyst

Okay. And then another housekeeping question on the newspaper side. Your newsprint cost line, what was the percent change there year over year? And also the average price difference year over year and the consumption, please.

Rich Boehne - The E.W. Scripps Company - Chairman, President, CEO

Yes, let me pull that up real quick. I think -- yes, newsprint was about flat for us in terms of overall cost. Pricing was up mid single digits and volume was off.

MARCH 04, 2015 / 02:00PM GMT, SSP - Q4 2014 E. W. Scripps Co Earnings Call

Craig Huber - Huber Research Partners - Analyst

Okay. That's great, thank you.

Operator

Thank you. At this time, there are no further questions in queue. Please continue.

Carolyn Micheli - The E.W. Scripps Company - VP, Corporate Communications and IR

Thanks, Lois. Thanks to everyone for joining us today. Have a good day.

Operator

Thank you. Ladies and gentlemen, this conference will be made available for replay after 11 o'clock today through March 18. You may access the AT&T Executive Replay system at any time by dialing 1-800-475-6701 and entering the access code 352923. Again, the number is 1-800-475-6701. International participants can dial 320-365-3844 with the access code 352923.

That does conclude our conference for today. Thank you for your participation and for using AT&T Executive Teleconference. You may now disconnect.

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MARCH 04, 2015 / 02:00PM GMT, SSP - Q4 2014 E. W. Scripps Co Earnings Call

Additional Information and Where to Find It
The proposed transactions involving Scripps and Journal will be submitted to the holders of Common Voting shares of Scripps and to the holders of Class A and Class B common stock of Journal for their consideration. In connection with the proposed transactions, on November 20, 2014, Scripps filed a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”) that included a preliminary joint proxy statement of Scripps and Journal and that also constitutes a preliminary prospectus of Scripps. This registration statement has not yet been declared effective. Each of Scripps and Journal will mail the joint proxy statement/prospectus to their respective shareholders and file other documents regarding the proposed transactions with the SEC. Scripps urges investors and shareholders to read the registration statement and preliminary joint proxy statement/prospectus, as well as other documents filed with the SEC, because they contain important information. Investors and shareholders will be able to obtain the registration statement containing the joint proxy statement/prospectus and other documents free of charge at the SEC’s web site, http://www.sec.gov, from Scripps Investor Relations, Carolyn Micheli, at carolyn.micheli@scripps.com or 513-977-3732, or from Journal at Jason Graham, Senior Vice President of Finance and Chief Financial Officer, at 414-224-2884 or jgraham@jrn.com.

Forward-Looking Statements
This communication contains certain forward-looking statements with respect to the financial condition, results of operations and business of Scripps and the combined businesses of Journal and Scripps and certain plans and objectives of Scripps with respect thereto, including the expected benefits of the proposed spin and merger transactions. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “would”, “could” or “should” or other words of similar meaning or the negative thereof. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the expected closing date of the proposed transactions; the possibility that the expected synergies and value creation from the proposed transactions will not be realized, or will not be realized within the expected time period; the risk that the businesses will not be integrated successfully; disruption from the proposed transactions making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; changes in economic conditions, political conditions, licensing requirements and tax matters; and the possibility that the proposed transactions do not close, including, but not limited to, due to the failure to satisfy the closing conditions. These forward-looking statements are based on numerous assumptions and assessments made by Scripps in light of its experience and perception of historical trends, current conditions, business strategies, operating environment, future developments and other factors that it believes appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this communication could cause actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this communication are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this communication. Scripps does not assume any obligation to update the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.

Participants in Solicitation
Scripps, Journal and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transactions under the rules of the SEC. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transactions will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Scripps’s directors and executive officers in its Annual Report for the year ended December 31, 2013 on Form 10-K filed with the SEC on March 4, 2014 and the definitive proxy statement relating to its 2014 Annual Meeting of Shareholders filed with the SEC on March 21, 2014. You can find information about Journal’s directors and executive officers in its Annual Report for the year ended December 29, 2013 on Form 10-K filed with the SEC on March 10, 2014 and the definitive proxy statement relating to its 2014 Annual Meeting of Shareholders filed with the SEC on March 21, 2014. These documents can be obtained free of charge from the sources indicated above.

MARCH 04, 2015 / 02:00PM GMT, SSP - Q4 2014 E. W. Scripps Co Earnings Call

Non-Solicitation
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. This communication is not a solicitation of a proxy from any investor or shareholder.